FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of July 2003

                           HOLMES FINANCING (No 7) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                       Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 7) PLC
Profit & Loss Account
Period ended 15 July 2003

                                                            This Quarter      Prior Quarter
                                                             (pound)'000        (pound)'000


Interest receivable - Inter-company loan                      22,913                 5,346

Interest receivable - Cash deposits                                -                     -
                                                            --------------------------------

                                                              22,913                 5,346

Interest payable - Notes                                     (22,913)               (5,346)
Interest payable
                                                            --------------------------------
                                                             (22,913)               (5,346)

                                                            --------------------------------

Net operating income                                              (0)                    -

Other income                                                       -                     -
Operating expenses                                                 -                     -

                                                            --------------------------------

Profit on ordinary activities before taxation                     (0)                    -


Taxation                                                           -                     -

                                                            --------------------------------

Profit on ordinary activities after taxation                      (0)                    -


Dividend                                                           -                     -


Retained profit brought forward                                    -                     -

                                                            --------------------------------

Retained profit carried forward                                   (0)                    -
                                                            ================================


Holmes Financing (No. 7) PLC
Balance Sheet
Period ended 15 July 2003

                                                                               (pound)'000

Fixed asset investments
Loans to Funding                                                                 2,403,550

Current assets


Cash at bank                                                      13

                                                                ----

                                                                  13
                                                                ----

Creditors: Amounts falling due within one year

Sundry creditors                                                   -
                                                                ----

                                                                   -
                                                                ----


Net current assets                                                                      13

                                                                                ----------
Total assets less current liabilities                                            2,403,563

Creditors: Amounts falling due after more than one year
Amounts due to noteholders                                                      (2,403,550)

                                                                                ----------

Net assets                                                                              13
                                                                                ==========

Capital and reserves

Share capital                                                                           13

Reserves                                                                                 -
                                                                                ----------

                                                                                        13
                                                                                ==========


Holmes Financing (No. 7) PLC
Notes Outstanding
Period ended 15 July 2003

                                     Series 1 Class A   Series 2 Class A  Series 3 Class A   Series 4 Class A1
Moody's current rating                            P-1                Aaa               Aaa                 Aaa
S&P current rating                               A-1+                AAA               AAA                 AAA
Fitch Ratings current rating                      F1+                AAA               AAA                 AAA

                                                                                             Series 4 Class A2
Moody's current rating                                                                                     Aaa
S&P current rating                                                                                         AAA
Fitch Ratings current rating                                                                               AAA

                                     Series 1 Class B   Series 2 Class B  Series 3 Class B    Series 4 Class B
Moody's current rating                            Aa3                Aa3               Aa3                 Aa3
S&P current rating                                 AA                 AA                AA                  AA
Fitch Ratings current rating                       AA                 AA                AA                  AA

                                     Series 1 Class M   Series 2 Class M  Series 3 Class M    Series 4 Class M
Moody's current rating                             A2                 A2                A2                  A2
S&P current rating                                  A                  A                 A                   A
Fitch Ratings current rating                        A                  A                 A                   A


                                     Series 1 Class A   Series 2 Class A  Series 3 Class A   Series 4 Class A1
                                                    $                  $                 $              (euro)

Initial note balance                      750,000,000      1,250,000,000       500,000,000         500,000,000
Previous quarter's note principal
Note redemptions
Outstanding note principal                750,000,000      1,250,000,000       500,000,000         500,000,000

                                                                                             Series 4 Class A2
                                                                                                       (pound)

Initial note balance                                                                               250,000,000
Previous quarter's note principal
Note redemptions
Outstanding note principal                                                                         250,000,000

                                     Series 1 Class B   Series 2 Class B  Series 3 Class B    Series 4 Class B
                                                    $                  $           (pound)              (euro)

Initial note balance                       22,500,000         37,500,000        15,000,000          41,000,000
Previous quarter's note principal
Note redemptions
Outstanding note principal                 22,500,000         37,500,000        15,000,000          41,000,000

                                     Series 1 Class M   Series 2 Class M  Series 3 Class M    Series 4 Class M
                                                    $                  $           (pound)              (euro)

Initial note balance                       38,250,000         63,750,000        20,000,000          56,000,000
Previous quarter's note principal
Note redemptions
Outstanding note principal                 38,250,000         63,750,000        20,000,000          56,000,000


                                     Series 1 Class A   Series 2 Class A  Series 3 Class A   Series 4 Class A1

Note interest margins                             (4)                 15                23                  26
Step up dates                              16/04/2004         16/01/2008        16/04/2008          16/04/2008
Step up margins                                   N/A                N/A                46                  52

                                                                                             Series 4 Class A2

Note interest margins                                                                                       26
Step up dates                                                                                       16/04/2008
Step up margins                                                                                             52

                                     Series 1 Class B   Series 2 Class B  Series 3 Class B    Series 4 Class B

Note interest margins                            23.0                 35                50                  53
Step up dates                              16/04/2008         16/04/2008        16/04/2008          16/04/2008
Step up margins                                    46                 70               100                 106

                                     Series 1 Class M   Series 2 Class M  Series 3 Class M    Series 4 Class M

Note interest margins                              75                 80                80                  80
Step up dates                              16/04/2008         16/04/2008        16/04/2008          16/04/2008
Step up margins                                   150                160               160                 160
Interest payment cycle            Quarterly
Interest payment date             15th or next business day
Next interest payment date        15/10/2003

Funding Liquidity Reserve Fund
------------------------------
The Funding Liquidity Reserve Fund may be used to help meet any deficit in Funding available revenue receipts which are allocated to the issuer to pay amounts due on the intercompany loan and will be funded initially from Funding available revenue receipts in accordance with the Funding pre-enforcement revenue priority of payments.

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 July 2003

                                                                                             (pound)'000

 Fixed asset investments
 Mortgage loans secured on residential property                                               23,681,785

 Current assets
 Bank interest receivable                                                   754
 Cash at bank                                                            263,941
 Other debtors                                                            25,076
 Taxation                                                                      6
 Amounts due from Funding                                                 39,484
                                                            ---------------------
                                                                         329,261
                                                            ---------------------

 Creditors: Amounts falling due within one year
 Amounts due to Seller                                                   (45,070)
 Sundry creditors                                                           (250)
                                                            ---------------------
                                                                         (45,320)
                                                            ---------------------

 Net current assets                                                                              283,941

                                                                                     --------------------
 Total assets less current liabilities                                                        23,965,726

 Creditors: Amounts falling after more than one year
 Seller share of mortgage loans                                                               (8,740,606)
 Funding share of mortgage loans                                                             (14,941,179)

 Seller share of cash at bank                                                                   (283,941)
 Funding share of cash at bank                                                                         -
                                                                                     --------------------
 Net assets                                                                                            0
                                                                                     ====================

 Capital and reserves
 Share capital ((pound)2)                                                                              0
 Reserves                                                                                              0
                                                                                     --------------------
                                                                                                       0
                                                                                     ====================

Holmes Funding Limited
Profit & Loss Account
Period ended 15 July 2003

                                                  This Quarter  Prior Quarter
                                                   (pound)'000    (pound)'000


 Interest receivable - Mortgages                       150,966        168,642
 Interest receivable - Cash Deposits                    11,954          4,912
                                                  ----------------------------
                                                       162,920        173,554

 Interest payable - Inter-company loans               (158,192)      (151,309)
 Interest payable - Start up loans                        (715)          (668)
                                                  ----------------------------
                                                      (158,907)      (151,977)
                                                  ----------------------------
 Net operating income                                    4,013         21,577

 Other income                                            4,715          6,046

 Operating expenses                                     (6,845)        (6,509)
 Deferred consideration                                 (1,860)       (24,408)

                                                  ----------------------------
 Profit/(loss) on ordinary activities
   before taxation                                          23         (3,295)

 Taxation                                                   (5)         3,314

                                                  ----------------------------

 Profit/(loss) on ordinary activities
   after taxation                                           18             19

 Dividend                                                    -              -

 Retained profit/(loss) brought forward                (14,684)       (14,703)

                                                  ----------------------------
 Retained profit/(loss) carried forward                (14,666)       (14,684)
                                                  ============================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 July 2003

                                                                    (pound)'000

 Fixed asset investments
 Beneficial interest in Trust mortgage portfolio                     14,941,179
 Beneficial interest in Trust cash at bank                                    -

 Current assets
 Deferred expenditure (costs of securing)               28,467
 Sundry debtors                                              -
 Taxation                                                4,178
 Cash at bank:
      Reserve funding                                  286,824
      Transaction account                                1,989
      Funding GIC account                                1,481
                                                  -------------
                                                       322,938
                                                  -------------

 Creditors: Amounts falling
   due within one year
 Deferred consideration creditor                       153,357
 Interest payable accrual                                3,714
 Amounts due to Trustee                                 39,484
 Interest payable - Inter-company loans                      -
 Sundry creditors                                        6,030
                                                  -------------
                                                       202,585
                                                  -------------

 Net current assets                                                     120,353
                                                                   -------------
 Total assets less current liabilities                               15,061,531

 Creditors: Amounts falling due
   after more than one year
 Inter-company loans                                                (15,006,683)
 Start up loans                                                         (69,514)
                                                                   -------------
 Net assets                                                             (14,666)
                                                                   =============
 Capital and reserves
 Share capital ((pound)2)                                                     -
 Reserves                                                               (14,666)
                                                                   -------------
                                                                        (14,666)
                                                                   =============

 Holmes Funding Limited
 Notes to Balance Sheet
 Period ended 15 July 2003

                                                                 (pound)'000          (pound)'000

 Balance on cash accumulation ledger                               1,080,646
                                                      =======================

 Available credit enhancement
                                                           First Reserve        Second Reserve

 Reserve funds at closing                                            229,933               56,891
                                                      ----------------------   ------------------

 Initial closing reserve funds                                       224,153               56,891
 Drawings to make bullet repayment                                         -                    -
 Other drawings                                                            -                    -
 Transfers from revenue receipts                                       5,779                    -
                                                  ------------------------------------------------
 Closing reserve balance                                             229,933               56,891
                                                  ------------------------------------------------

 Target reserve funds                                                350,000              154,931
                                                      ============================================

 Principal deficiency ledger                                             AAA                  BBB

 Opening PDL balance                                                     Nil                  Nil
 Losses this quarter                                                       -                    -
 PDL top up from revenue income                                            -                    -
                                                  ------------------------------------------------
 Closing PDL balance                               Nil                   Nil                  Nil
                                                  ================================================

 Start up loan outstanding
 Opening balance                                                      72,514
                                                      -----------------------

 Initial start up loan (incl. accrued interest)                       14,792
 Second start up loan (incl. accrued interest)                        14,742
 Third start up loan                                                  17,500
 Fourth start up loan                                                  7,500
 Fifth start up loan                                                   5,100
 Sixth start up loan                                                   6,100
 Seventh start up loan                                                 3,780
                                                      -----------------------
                                                                      69,514
 Accrued interest                                                      3,714
 Repayments made                                                           -
                                                      -----------------------
 Closing balance                                                      73,229
                                                      =======================

 Liquidity facility

 Liquidity facility limit                                             25,000
 Liquidity facility drawn                                                  -
 Liquidity facility available                                         25,000

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 7) PLC




         Dated: 27 August, 2003                     By / s / Natalie Weedon
                                                    (Authorised Signatory)